SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated May 11, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	4144W	May 11, 2007
2.	Regulatory News Service Notice	4844W	May 11, 2007
3.	Regulatory News Service Notice	2351W	May 8, 2007

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

05/11/07 02:01 AM

To "eleanor.besserman@ <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Sale of Pigments Business

This Email Alert service is brought to you by Elementis

RNS Number:4144W
Elementis PLC
11 May 2007

PRESS INFORMATION

RECEIVED

May 11, 2007

ELEMENTIS PLC

Sale of Global Pigments Business

Elementis plc (LSE:ELM), today announced that it has agreed to sell its Global Pigments business headquartered in East St. Louis, USA, to Rockwood Specialties Group, Inc. for a cash consideration of approximately US$140 million (£70 million) on a cash free, debt free basis.

Elementis Pigments is a leading producer of synthetic iron oxides and complementary products. In the year ended 31 December 2006, Pigments' reported operating profit, before exceptional items, was £6.1 million on sales of £94.2 million with net assets of approximately £42 million, excluding cash and debt. Gross assets were approximately £61million. After taking account of transaction costs and estimated net assets at the time of completion, Elementis expects to record a pre-tax gain on sale of approximately £20 million. This gain will be recorded as an exceptional item in the 2007 financial statements.

The price represents an attractive multiple of 2006 operating profit (earnings before interest and tax) of 11.5 times. In addition, the transaction is expected to have no material impact on the Group's 2007 earnings before exceptional items, and provides an opportunity to further strengthen the Group's balance sheet to support growth in the Specialties business.

Completion is subject to regulatory approvals, including a filing under the Hart Scott Rodino Act in the United States, and is expected to take place before

the
end of 2007. Net proceeds from the sale will initially be used to reduce net borrowings, but the Board is reviewing other potential uses and will provide an
update before completion.

David Dutro, Chief Executive of Elementis, commented: "This transaction confirms
the success of our restructuring initiatives in the Pigments division, which has
delivered steadily improving results in a highly competitive environment. This offer recognises the value that has been created in this division, and as such we believe that it represents an attractive proposition for our shareholders. Completion of this transaction will also be in line with our declared strategic
intent to focus more of the Group's resources on the Specialties business."

- Ends -

Enquiries:

Elementis plc Tel: +44 (0)1784 227 000

David Dutro Chief Executive
Brian Taylorson Finance Director

Financial Dynamics Tel: +44 (0) 207 831 3113

Andrew Dowler
Greg Quine

END

DISGUUUGAUPMGMU

SEC File No. 82-34751

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

05/11/07 10:59 AM

To "eleanor.besserman@elementis.com"
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - ESOT Purchase

This Email Alert service is brought to you by Elementis

RNS Number:4844W
Elementis PLC
11 May 2007

Elementis plc ("the Company")

The Company's Employee Share Ownership Trust (ESOT) has today notified the Company that it has purchased 1,011,759 ordinary shares in Elementis plc.

The aggregate purchase price of £908,256 paid by the Trust will be met out of funds provided by the Company.

Kathryn Silverwood
Company Secretary

11 May 2007

END
MSCBUGDURUBGGRB

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

05/08/07 10:16 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:2351W
Elementis PLC
08 May 2007

Elementis PLC
8 May 2007

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

AXA S.A.

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

3 May 2007

6. Date on which issuer notified:

4 May 2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 21,704,425

Number of Voting Rights 21,704,425

Resulting situation after the triggering transaction

Number of shares Direct 2,720,158

Number of voting rights Direct 2,720,158

Number of voting rights Indirect 19,473,487

% of voting rights Direct 0.62

% of voting rights Indirect 4.41

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 22,193,645

% of voting rights 5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of Company/Fund	Number of Shares	% of issued share capital
AXA Rosenberg Direct	856,926	0.19388
AXA UK Investment Co ICVC UK Smaller Companies Fund Indirect	1,556,804	0.35224
Sun Life Pensions Management Ltd A/C Direct	300,000	0.06788
AXA Rosenberg Direct	691,297	0.15641
AXA Rosenberg Indirect	17,317,374	3.91815

Sun Life Pensions Management Ltd Direct	46,563	0.01054
Sun Life Unit Assurance Ltd FTSE All Share Tracker Direct	78,452	0.01775
Sun Life Pensions Management FTSE All Share Tracker Direct	371,930	0.08415
AXA Framlington BAE Systems Pensions Fund CIF Trustees Indirect	416,710	0.09428
AXA Framlington BAE Systems 2000 Pensions Fund Indirect	182,599	0.04131
AXA Winterthur Direct	374,990	0.08484
Total Direct	2,720,158	0.61545
Total Indirect	19,473,487	4.40598
Total	22,193,645	5.02143

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Terry Marsh

15. Contact telephone number: 020 7003 2637

END
HOLILFLEESITIID

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